November 21, 2024

Marc Hazout
Chief Executive Officer
SusGlobal Energy Corp.
200 Davenport Road
Toronto, ON M5R 1J2

       Re: SusGlobal Energy Corp.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed May 15, 2024
           File No. 000-56024
Dear Marc Hazout:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023
Exhibits and Financial Statement Schedules, page 72

1. We note that you have not filed the certifications required by Rule 13a-14(a) and (b)
       of Regulation 13A, as referenced in Item 601(b)(31) and (32) of Regulation S-K, notwithstanding the draft material at exhibits 31.1, 31.2, and 31.3, which exclude one certification and duplicate another, all having incomplete dates.

       Please amend your filing to replace the draft material in the exhibits referenced above with complete dated certifications from your principal executive officer and your principal financial officer to comply with these requirements.

       The certifications should be dated concurrently with your amendment.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 November 21, 2024
Page 2

       Please contact John Cannarella at 202-551-3337 or Karl Hiller at 202-551-3686 if you
have questions regarding the comment.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation